Exhibit 99.3
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information of the Combined Company is presented to illustrate the proposed merger of CMB.TECH NV (“CMB.TECH”) and Golden Ocean Group Limited (“Golden Ocean” and the merger of CMB.TECH and Golden Ocean, the “Merger”).

The unaudited pro forma condensed combined financial information should be read in conjunction with the following financial information:

•
CMB.TECH: audited consolidated financial statements and related notes available on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2025, as of and for the year ended December 31, 2024. CMB.TECH prepared these financial statements in accordance with IFRS as issued by the IASB.

•
Golden Ocean: audited consolidated financial statements and related notes available on Form 20-F filed with the SEC on March 20, 2025, as of and for the year ended December 31, 2024. Golden Ocean prepared these financial statements under U.S. GAAP.

For the purpose of preparing the unaudited pro forma condensed combined financial information, the Golden Ocean financial statements were reconciled to International Financial Reporting Standards (“IFRS”), based on a preliminary review of U.S. generally accepted accounting principles (“U.S. GAAP”) to IFRS differences, related accounting policies and related management estimates. The following adjustments were identified: (i) the accounting treatment of dry dock expenses, (ii) the reclassification of accrued interests and (iii) the reclassification of luboils.

The unaudited pro forma condensed combined financial information also includes the impact of two financing facilities that CMB.TECH concluded to fund the acquisition: a $1.15 billion Bridge Facilities Agreement and a $150 million share purchase facility (Note 4).

The accounting treatment related to (i) the acquisitions of Golden Ocean common shares by CMB.TECH following the share purchase agreement between (“Merger Sub”) and Hemen Holding Limited (“Hemen”) dated March 4, 2025 (the “Share Purchase Agreement”) is accounted for using the acquisition method of accounting in accordance with the International Financial Reporting Standard 3 Business Combinations (“IFRS 3”), which requires that one of the two companies in the acquisition be designated as the acquirer for accounting purposes based on the evidence available. CMB.TECH has been treated as the accounting acquirer, and accordingly, the Golden Ocean assets acquired and liabilities assumed have been adjusted based on estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed is recognized as goodwill. For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible and intangible assets acquired and liabilities assumed is based on estimates of fair values as at March 12, 2025, when de-facto control was obtained. CMB.TECH’s management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. The accounting treatment related to (ii) the subsequent purchases and the Merger will be as a step-acquisition under IFRS 10.B96 because CMB.TECH has been consolidating Golden Ocean as from March 12, 2025, the date on which it obtained de-facto control.

CMB.TECH has prepared the pro forma condensed combined financial information in accordance with Article 11 of Regulation S-X under the Exchange Act. The pro forma adjustments are preliminary and are based upon available information and certain assumptions which CMB.TECH believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under IFRS 3, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate of the assets acquired and the liabilities assumed. CMB.TECH believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair-value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage at which there is sufficient information for a definitive measurement. In addition, a preliminary review of U.S. GAAP to IFRS differences and related accounting policies has been completed based on information made available to date. However, following the consummation of the Merger, CMB.TECH will conduct a final review. As a result of that review, CMB.TECH may identify further differences that, when finalized, could have a material impact on this unaudited pro forma condensed combined financial information.

CMB.TECH prepared the unaudited pro forma condensed combined financial statements for illustrative purposes only and in accordance with the regulations of the SEC. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the combined financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Combined Company will experience after the combination. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Combined Company. The accompanying unaudited pro forma condensed combined consolidated statement of profit or loss does not reflect any expected cost savings on restructuring actions that CMB.TECH or Golden Ocean may incur or generate. Moreover, the pro forma adjustments represent best estimates based upon the information available to date and are preliminary and subject to change after more detailed information is obtained.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2024

			Transaction Accounting Adjustments

	Historical	Golden Ocean	Preliminary Purchase Price					Total Pro Forma
in thousands of USD	CMB.TECH (IFRS)	(IFRS) (Note 2)	Allocation (Note 3)	Notes	Financing (Note 4)	Other (Note 5)	Total	Combined (IFRS)
ASSETS NON-CURRENT ASSETS	3,434,227	3,192,339	715,126		—	—	715,126	7,341,692
Property, plant and equipment	3,269,427	3,119,219	561,906		—	—	561,906	6,950,552
Vessels—owned	2,617,484	3,038,699	432,926	3.1	—	—	432,926	6,089,109
Right-of-use assets	1,910	80,520	128,980	3.1	—	—	128,980	211,410
Assets under constructions	628,405	—	—		—	—	—	628,405
Other tangible assets	21,628	—	—		—	—	—	21,628
Prepayments	1,657	—	—		—	—	—	1,657
Intangible assets	16,187	—	153,220	3.2	—	—	153,220	169,407
Financial assets	136,882	73,120	—		—	—	—	210,002
Deferred tax assets	10,074	—	—		—	—	—	10,074
CURRENT ASSETS	470,819	271,123	-1,316,025		1,281,767		-34,258	707,684
Inventory	26,500	22,045	—		—	—	—	48,545
Trade and other receivables	235,883	119,972	—		—	—	—	355,855
Current tax assets	3,984	—	—		—	—	—	3,984
Cash and cash equivalents	38,869	129,106	-1,316,025	3.3	1,281,767		-34,258	133,717
Assets classified as held for sale	165,583	—	—		—	—	—	165,583
TOTAL ASSETS	3,905,046	3,463,462	-600,899		1,281,767		680,868	8,049,376
EQUITY AND LIABILITIES EQUITY	1,192,324	1,999,563	-648,521		—	-18,700	-667,221	2,524,666
Equity attributable to owners of the Company	1,192,324	1,999,563	-648,521		—	-18,700	-667,221	2,524,666
Share capital	239,148	10,061	94,231	3.4	—	—	94,231	343,440
Share premium	460,486	1,583,381	-226,310	3.4	—	—	-226,310	1,817,557
Translation reserve	-2,045	—	—		—	—	—	-2,045
Hedging reserve	2,145	—	—		—	—	—	2,145
Treasury shares	-284,508	-14,314	14,314	3.4	—	—	14,314	-284,508
Retained earnings	777,098	420,435	-530,756	3.4	—	-18,700	-549,456	648,077
Non-controlling interest	—	—	—		—	—	—	—
NON-CURRENT LIABILITIES	2,320,066	1,244,925	-56,076		1,298,173	—	1,242,097	4,807,088
Loans and borrowings	2,318,568	1,244,925	-56,076		1,298,173	—	1,242,097	4,805,590
Lease liabilities	1,451	56,076	-56,076	3.5	—	—	-56,076	1,451
Bank loans	1,450,869	904,575	—		1,298,173	—	1,298,173	3,653,617
Other notes	198,887	—	—		—	—	—	198,887
Other loans	667,361	284,274	—		—	—	—	951,635
Deferred tax liabilities	438	—	—		—	—	—	438
Employee benefits	1,060	—	—		—	—	—	1,060
CURRENT LIABILITIES	392,656	218,974	103,698		-16.406	18,700	105,992	734,028
Lease liabilities	2,293	21,243	103,698	3.5	—	—	103,698	127,234
Bank loans	201,937	107,809	—		-16,406	—	-16,406	293,340
Other notes	3,733	—	—		—	—	—	3,733
Other loans	95,724	16,117	—		—	—	—	111,841
Trade and other payables	79,591	73,805	—		—	18,700	18,700	172,096
Current tax liabilities	9,104	—	—		—	—	—	9,104
Provisions	274	—	—		—	—	—	274
TOTAL EQUITY and LIABILITIES	3,905,046	3,463,462	-600,899		1,281,767	—	680,868	8,049,376

Unaudited Pro Forma  Condensed Combined  Consolidated Statement of Profit  or Loss for the year ended December 31, 2024

in thousands of USD	Historical CMB.TECH (IFRS)	Golden Ocean (IFRS) (Note 2)	Preliminary Purchase Price Allocation	Notes	Financing/Other (Note 4/Note 5)	Total	Total Pro Forma Combined (IFRS)
Revenue	940,246	968,420	—		—	—	1,908,666
Gain on disposal of vessels	635,019	21,427	—		—	—	656,446
Other operating income	50,660	—	—		—	—	50,660
Raw materials and consumables	-3,735	—	—		—	—	-3,735
Voyage expenses and commissions	-174,310	-192,890	—		—	—	-367,200
Vessel operating expenses	-199,646	-238,864	—		—	—	-438,510
Charter hire expenses	-138	-22,715	—		—	—	-22,853
Loss on disposal of vessels /other tangible assets	-2	—	—		—	—	-2
Deprecation tangible assets	-163,148	-141,627	-109,014	3.6	—	-109,014	-413,789
Amortization intangible assets	-2,881	—	—		—	—	-2,881
Impairment losses	-1,847	—	—		—	—	-1,847
General and administrative expenses	-77,766	-24,303	—		-18,700	-18,700	-120,769
Result from operating activities	1,002,452	369,448	-109,014		-18,700	-127,714	1,244,186
Finance income	38,689	22,084	—		—	—	60,773
Finance expenses	-169,339	-108,593	—		-99,666	-99,666	-377,598
Net finance expense	-130,650	-86,509	—		-99,666	-99,666	-316,825
Share of result of equity-accounted investees, net of tax	920	-4.070	—		—	—	-3,150
Profit (loss) before income tax	872,722	278,869	-109,014		-118,366	-227,380	924,211
Income tax benefit (expense)	-1,893	-548	—		—	—	-2,441
Profit (loss) for the period	870,829	278,321	-109,014		-118,366	-227,380	921,7700
Attributable to: Owners of the Company	870,829	278,321	-109,014		-118,366	-227,380	921,770
Non-controlling interests	—	—	—		—	—	—
Weighted number of shares	196,041,579	199,403,293					291,994,513
Basic and diluted earnings per share (in USD)	4.44	1.40					3.16

Weighted number of shares for the combined entity calculated as follows: 196,041,579 weighted number of CMB.TECH shares at December 31, 2024, increased with 95,952,934 shares that were issued upon completion of the merger.

1. Basis of presentation
Note 1.1 Basis of preparation

On March 4, 2025, CMB.TECH announced that it entered into the Share Purchase Agreement with Hemen for the acquisition of 81,363,730 shares in Golden Ocean representing approximately 40.8% of Golden Ocean’s issued and outstanding voting shares at a price of $14.49 per share, representing a total cash consideration of $1,178,960,000. The acquisition was finalized on March 12, 2025, establishing CMB.TECH as the de-facto controlling shareholder of Golden Ocean based on the voting patterns at the three most recent shareholder meetings. Consequently, from that date, Golden Ocean has been fully integrated as a subsidiary within CMB.TECH’s consolidated accounts.

Between March 24, 2025, and April 3, 2025, Merger Sub acquired an additional 17,036,474 Golden Ocean common shares in the open market. CMB.TECH, indirectly through Merger Sub owned an aggregate of 98,400,204 Golden Ocean common shares, representing approximately 49.4% of Golden Ocean’s outstanding voting shares.

On April 22, 2025, CMB.TECH and Golden Ocean announced they signed the Term Sheet for a stock-for-stock merger and subsequently on May 28, 2025 signed the Merger Agreement. CMB.TECH will be the surviving entity of the Merger. Subject to approval of Golden Ocean shareholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Golden Ocean will merge with and into Merger Sub, with Merger Sub continuing as the surviving company of such Merger. If the Merger is completed, each Golden Ocean common share will be canceled, and such shares (other than shares that Golden Ocean, CMB.TECH, Merger Sub or any of their respective subsidiaries own) will be automatically converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement) in the following manner: (i) at the effective time of the Merger, each such Golden Ocean common share will be automatically converted into one Surviving Company Share, and (ii) on the closing date, each such Surviving Company Share will be contributed in kind to CMB.TECH in exchange for 0.95 of a CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement).

On August 20, 2025, CMB.TECH and Golden Ocean consummated the Merger, and as a result CMB.TECH issued 95,952,934 new CMB.TECH ordinary shares to former Golden Ocean shareholders. This resulted in existing CMB.TECH shareholders owning approximately 70% of the Combined Company’s share capital (or 67% excluding treasury shares), while legacy Golden Ocean shareholders own approximately 30% (or 33% excluding treasury shares). In connection with the Merger, Golden Ocean was delisted from Nasdaq and Euronext Oslo, while CMB.TECH remains listed on the NYSE and Euronext Brussels. CMB.TECH also completed a secondary listing on Euronext Oslo effective as of August 20, 2025.

The total purchase consideration for the acquisition of Golden Ocean is $2.8 billion. This valuation is comprised of the following components: (i) $1.2 billion representing the value of 81,363,730 Golden Ocean common shares previously acquired by CMB.TECH following the Share Purchase Agreement, (ii) $0.1 billion representing the value of 17,036,474 Golden Ocean common shares previously acquired by CMB.TECH in the open market and (iii) $1.5 billion representing the value of 95,952,934 newly issued CMB.TECH ordinary shares, issued at an exchange ratio of 0.95 shares per Golden Ocean share, with a valuation of $15.23 per share.

Note 1.2 The Pro Forma Financial  Information

The pro forma financial Information set forth herein is based upon CMB.TECH’s annual consolidated financial statements and Golden Ocean’s annual consolidated financial statements referenced above.

The pro forma financial information has been prepared to illustrate the effects of the Merger, as if it had occurred on January 1, 2024, in respect of the unaudited pro forma condensed combined statement of profit and loss, and as if it had occurred on December 31, 2024, in respect of the unaudited pro forma condensed combined statement of financial position. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of CMB.TECH’s financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that CMB.TECH will experience after the completion of the Merger.

CMB.TECH and Golden Ocean did not have any relationship that could be considered as intercompany transactions as of and for the year ended December 31, 2024. Therefore, no eliminations have been made in the unaudited pro forma financial information.

The initial acquisition of the Golden Ocean shares held by Hemen has been accounted for as a business combination using the acquisition method of accounting in accordance with the International Financial Reporting Standard 3 Business Combinations (“IFRS 3”), which requires that one of the two companies in the acquisition be designated as the acquirer for accounting purposes based on the evidence available. CMB.TECH has been treated as the accounting acquirer, and accordingly, the Golden Ocean assets acquired and liabilities assumed has been adjusted based on estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed have been recognized as goodwill. For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible and intangible assets acquired and liabilities assumed are based on estimates of fair values as at March 12, 2025, when CMB.TECH obtained de-facto control. CMB.TECH’s management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Refer to Note 3 below for further details surrounding the Merger.

CMB.TECH’s consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

Golden Ocean’s consolidated financial statements were prepared in accordance with U.S. GAAP. The pro forma financial information includes selected adjustments to reconcile the financial information of Golden Ocean from U.S. GAAP to IFRS, as well as reclassifications to conform Golden Ocean’s historical accounting presentation to CMB.TECH’s accounting presentation.

None of the adjustments that are reflected in the pro forma financial information will have a material income tax impact.

2. Adjustments to Golden Ocean’s consolidated financial statements

During the preparation of this pro forma financial information, management of CMB.TECH has performed a preliminary review and comparison of Golden Ocean’s U.S. GAAP accounting policies with CMB.TECH’s IFRS accounting policies. For purposes of preparing the Pro Forma Financial Information, Golden Ocean’s historical audited consolidated financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS assessment of U.S. GAAP differences. The following adjustments were identified: (i) the accounting treatment of dry dock expenses, (ii) the reclassification of accrued interests and (iii) the reclassification of luboils. Neither the reconciliation to IFRS nor the resulting pro forma financial information has been audited.

Unaudited Adjusted Golden Ocean Consolidated Statement of Financial Position as of December 31, 2024

	Historical	Reclassifications and selected adjustments from U.S. GAAP to IFRS(1)
in thousands of USD	Golden Ocean (U.S. GAAP)	Drydock Expenses Note 2.1	Accrued Interests Note 2.2	Luboils Note 2.3	Total (IFRS) Adjustments	Golden Ocean (IFRS)
ASSETS
NON-CURRENT ASSETS	3,092,753	99,586	—	—	99,586	3,192,339
Property, plant and equipment	3,019,633	99,586	—	—	99,586	3,119,219
Vessels - owned	2,959,129	79,570	—	—	79,570	3,038,699
Right-of-use assets	60,504	20,016	—	—	20,016	80,520
Assets under construction	—	—	—	—	—	—
Other tangible assets	—	—	—	—	—	—
Prepayments	—	—	—	—	—	—
Intangible assets	—	—	—	—	—	—
Financial assets	73,120	—	—	—	—	73,120
CURRENT ASSETS	286,541	—	—	-15,418	-15,418	271,123
Inventory	37,463	—	—	-15,418	-15,418	22,045
Trade and other receivables	119,972	—	—	—	—	119,972
Current tax assets	—	—	—	—	—	—
Cash and cash equivalents	129,106	—	—	—	—	129,106
Assets classified as held for sale	—	—	—	—	—	—
TOTAL ASSETS	3,379,294	99,586	—	-15,418	84,168	3,463,462
EQUITY AND LIABILITES
EQUITY	1,899,977	99,586	—	—	99,586	1,999,563
Equity attributable to owners of the Company	1,899,977	99,586	—	—	99,586	1,999,563
Share capital	10,061	—	—	—	—	10,061
Share premium	1,583,381	—	—	—	—	1,583,381
Translation reserve	—	—	—	—	—	—
Hedging reserve	—	—	—	—	—	—
Treasury shares	-14,314	—	—	—	—	-14,314
Retained earnings	320,849	99,586	—	—	99,586	420,435
Non-controlling interest	—	—	—	—	—	—
NON-CURRENT LIABILITIES	1,244,925	—	—	—	—	1,244,925
Loans and borrowing	1,244,925	—	—	—	—	1,244,925
Lease liabilities	56,076	—	—	—	—	56,076
Bank loans	904,575	—	—	—	—	904,575
Other notes	—	—	—	—	—	—
Other loans	284,274	—	—	—	—	284,274
Deferred tax liabilities	—	—	—	—	—	—
Employee benefits	—	—	—	—	—	—
CURRENT LIABILITIES	234,392	—	—	-15,418	-15,418	218,974
Lease liabilities	21,243	—	—	—	—	21,243
Bank loans	98,040	—	9,769	—	9,769	107,809
Other notes	—	—	—	—	—	—
Other loans	15,808	—	309	—	309	16,117
Trade and other payables	99,301	—	-10,078	-15,418	-25,496	73,805
Current tax liabilities	—	—	—	—	—	—
Provisions	—	—	—	—	—	—
TOTAL EQUITY AND LIABILITIES	3,379,294	99,586	—	-15,418	84,168	3,463,462

(1) On the basis CMB.TECH’s historical financial statement presentation format, some Golden Ocean items have been grouped differently as compared to the financial statements included in Golden Ocean’s annual report on Form 20-F for the year ended December 31, 2024.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Profit or Loss For the year ended December 31, 2024

	Historical	Selected adjustments from U.S. GAAP to IFRS
in thousands of US Dollars	Golden Ocean (U.S. GAAP)	Drydock Expenses	Total (IFRS) Adjustments	Golden Ocean (IFRS)
Revenue	968,420	—	—	968,420
Gain on Disposal of Vessels	21,427	—	—	21,427
Other Operating Income	—	—	—	—
Raw Materials and Consumables	—	—	—	—
Voyage Expenses and Commissions	-192,890	—	—	-192,890
Vessel Operating Expenses	-293,971	55,107	55,107	-238,864
Charter Hire Expenses	-22,715	—	—	-22,715
Loss on Disposal of Vessels/Other Tangible Assets	—	—	—	—
Depreciation Tangible Assets	-141,627	—	—	-141,627
Amortization Intangible Assets	—	—	—	—
Impairment Losses	—	—	—	—
General and Administrative Expenses	-24,303	—	—	-24,303
RESULTS FROM OPERATING ACTIVITIES	314,341	55,107	55,107	369,448
Finance Income	22,084	—	—	22,084
Finance Expenses	-108,593	—	—	-108,593
Net Finance Expense	-86,509	—	—	-86,509
Share of Result of Equity-Accounted Investees, Net of Tax	-4,070	—	—	-4,070
Profit (Loss) Before Income Tax	223,762	55,107	55,107	278,869
Income Tax Benefit (Expense)	-548	—	—	-548
Profit (Loss) for the Period	223,214	55,107	55,107	278,321
Attributable to:
Owners of the Company	223,214	55,107	55,107	278,321
Non-Controlling Interests	—	—	—	—
Weighted Number of Shares	199,403,293	199,403,293		199,403,293
Basic and Diluted Earnings Per Share (in USD)	1.12	0.28		1.40

Following the consummation of the Merger, management of CMB.TECH will conduct a final review of Golden Ocean’s accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of Golden Ocean’s statement of profit or loss or reclassification of assets or liabilities to conform to CMB.TECH’s accounting policies and classifications, as required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.

Note 2.1 Drydock expenses

An amount of $99.6 million of historic drydock expenses has been reclassified from equity to property, plant and equipment to reflect the different treatment of drydock expenses that under U.S. GAAP are being expensed when incurred whereas under IFRS and per CMB.TECH’s accounting policies drydock expenses are considered as a separate component and are depreciated on a straight-line basis to the next estimated drydock.

CMB.TECH’s accounting policy in respect of depreciation of vessels and drydock specifies that (i) depreciation is calculated on a straight-line basis over the anticipated useful life of the vessel from the date of initial delivery to a residual value based on the scrap value of the vessel and (ii) a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock. For pro forma purposes, an amount of $55.1 million of expensed dry dock costs in 2024 has been included as a reduction of Vessel operating expenses. The depreciation adjustment is reflected as part of the transaction accounting adjustments as shown in Note 3.

Note 2.2 Accrued interests

A total of $10.1 million of accrued interests has been reclassified to Loans, $9.8 million to bank loans and $0.3 million to other loans.

Note 2.3 Luboils

As per CMB.TECH’s accounting policies, luboils are not considered as inventory but are expensed monthly as part of the ship operating expenses as charged by the ship managers. Subsequently, an amount of $15.4 million has been reclassified from inventory to trade and other payables.

3. Preliminary purchase price allocation

In respect of the initial acquisition of the Golden Ocean shares from Hemen, the unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of CMB.TECH and Golden Ocean. The acquisition method of accounting, based on IFRS 3, uses the fair value concepts defined in IFRS 13 Fair Value Measurement (“IFRS 13”). Acquisition accounting is dependent upon certain valuations. Accordingly, the purchase price allocation included herein has been presented solely for the purpose of providing pro forma financial information. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. CMB.TECH’s management’s approach to deriving these estimates is described below.

The subsequent acquisitions of Golden Ocean shares as well as the merger will be accounted for as a step-acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.

The following represents the preliminary calculation of the goodwill amount at initial recognition of the participating interest in Golden Ocean and the allocation of the total purchase price based on management’s valuation of Golden Ocean’s identifiable tangible assets acquired and liabilities assumed as of December 31, 2024:

in thousands of US Dollars

1. Acquisition of the shares held by Hemen

Total purchase price consideration		1,178,960
paid in cash		1,178,960
paid in shares		—
Fair value of net assets acquired and liabilities assumed	2,513,847
Share acquired	40,8036%	1,025,740
Goodwill		153,220

2. Subsequent acquisitions and merger (transaction with non-controlling shareholders)

Total purchase and merger price consideration		137,065
paid in cash		137,065
paid in shares		—
Fair value of net assets acquired and liabilities assumed	2,513,847
Share acquired	8,5437%	214,776
Shown as an increase of equity		77,711

3. Merger (transaction with non-controlling shareholders)

Total purchase and merger price consideration		1,461,363
paid in cash		—
paid in shares		1,461,363
Fair value of net assets acquired and liabilities assumed	2,513,847
Share acquired	50,6527%	1,273,331
Shown as a decrease of equity		-188,032

CMB.TECH has performed preliminary valuation analysis of the fair market value of Golden Ocean’s assets to be acquired and liabilities to be assumed. CMB.TECH has estimated the allocations to such assets and liabilities as follows:

in thousands of US Dollars
Estimated fair values of net assets acquired and liabilities assumed:
Property, plant and equipment (Note 3.1)	3,681,125
Financial assets	73,120
Current assets	271,123
Current and non-current bank loans	-1,012,384
Other loans	-300,391
Current lease liabilities	-124,941
Other current and non-current liabilities	-73,805
Fair value of net assets acquired and liabilities assumed	2,513,847

Except as discussed below, the carrying value of the Golden Ocean assets and liabilities are considered to approximate their fair values.

For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible assets acquired and liabilities assumed are based on an estimate of fair values and these are below the consideration amount. CMB.TECH’s management subsequently reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and concluded it had done so. CMB.TECH’s management considers the excess of the consideration price over the fair value as a premium paid to acquire Hemen’s shareholding in Golden Ocean. Based on these calculations, CMB.TECH shall recognize the resulting goodwill on the statement of financial position. This goodwill will subsequently be tested for impairment annually.

Note 3.1 Property, plant and equipment

As of December 31, 2024, Golden Ocean had eight vessels on charter from SFL Corporation Ltd. (“SFL”) that are accounted for as leases and shown as Right-of-use assets. Golden Ocean had the option to purchase these eight vessels en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases. In January 2025, Golden Ocean sent a notice to SFL declaring the purchase option for the eight vessels. The purchase will be finalized during the third quarter of 2025. For pro forma purposes, a pro forma adjustment has been recorded by increasing its liabilities and associated assets with an amount of $47.6 million to reflect the option price prior to the revaluation to fair value (see also Note 3.5).

The carrying value as of December 31, 2024, of the Golden Ocean vessels, after reclassifications and adjustments from U.S. GAAP to IFRS (see Note 2), amounts to $3,119.2 million. Considering the estimated fair value as per March 12, 2025, of $3,681.1 million this results in the recognition of a preliminary fair value adjustment of $561.9 million. The estimated fair value is based on management’s estimates after considering market values obtained from two independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile, as such, these estimates may not be indicative of the future basic market value of the vessels or prices that could be achieved if the vessels were sold. One vessel that was sold on March 21, 2025, was valued at its net sales price.

Following CMB.TECH’s management estimates, the vessels have a useful life of 20 years.

Note 3.2 Intangible assets

The preliminary purchase price allocation following the initial recognition of the controlling interest in Golden Ocean results in a goodwill amounting to
$153.2 million.

Note 3.3 Cash and cash equivalents

The amount of $1,334.3 million represents the total purchase consideration paid for the acquisition of the Hemen shares ($1,178.9 million) and the subsequent acquisitions ($73.1 million in March 2025 and $64.0 million in April 2025).

Note 3.4 Equity attributable to owners of the Company

The impact on equity of the preliminary purchase price allocation can be summarized as follows:

in thousands of USD	Elimination of Golden Ocean historic equity balances	IFRS reclassification of drydock expenses	Equity increase on subsequent share purchases	Capital increase upon merger	Total impact
Equity attributable to owners of the Company	-1,899,977	-99,586	77,711	1,273,331	-648,521
Share capital	-10,061	0	0	104,292	94,231
Share premium	-1,583,381	0	0	1,357,071	-226,310
Translation reserve	0	0	0	0	0
Hedging reserve	0	0	0	0	0
Treasury shares	14,314	0	0	0	14,314
Retained earnings	-320,849	-99,586	77,711	-188,032	-530,756

Upon completion of the Merger, CMB.TECH will issue 95,952,934 CMB.TECH ordinary shares to the Golden Ocean shareholders (other than CMB.TECH, Golden Ocean or Merger Sub), as Merger Consideration (subject to adjustment, pursuant to the terms of the Merger Agreement). The shares have par value of $1.0869 per share (rounded for indicative purposes only) and will be issued at the fixed price of $15.23 per CMB.TECH ordinary share as agreed between parties in the Merger Agreement (subject to adjustment, pursuant to the terms of the Merger Agreement). Based on the par value per share and the above assumptions, this results in an increase in Share capital of $104 million and an increase in Share premium of $1,357 million.

Note 3.5 Lease liabilities

Following declaring the purchase option for the eight vessels Golden Ocean has on lease, the lease liabilities and right of use assets were increased with an amount of $47.6 million to reflect the option price (see also Note 3.1). Additionally, $56.1 million of leasing debt was reclassified from long term debt to short term debt for purposes of the pro forma combined financial information.

Note 3.6 Depreciation tangible assets

Depreciation expense for the year ended December 31, 2024, has been increased by $109 million as a consequence of the fair value adjustment to the carrying value of the Golden Ocean vessels as part of the preliminary purchase price allocation and the application of the CMB.TECH depreciation management estimates. For the pro forma depreciation expense, CMB.TECH’s management has applied its accounting policy and management estimate for the depreciation of vessels and drydock whereby (i) depreciation is calculated on a straight-line basis over the anticipated useful life of the vessel from the date of initial delivery to a residual value based on the scrap value of the vessel and (ii) a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock. An amount of $55.1 million of expensed dry dock costs has been included as a reduction of vessel operating expense (See also Note 2). In line with CMB.TECH’s management estimates, the dry bulk vessels are expected to have a useful life of 20 years. Management re-assesses on a yearly basis the residual value of its fleet. The residual value of each vessel is calculated using the product of its lightweight tonnage and an estimated net scrap rate.

4. Financing

To finance the initial acquisition of the Golden Ocean shares held by Hemen and the subsequent acquisitions in the open market, CMB.TECH concluded two financing facilities: a $1.150 billion Bridge Facilities Agreement and a $150 million share purchase facility. The facilities carry an interest of Secured Overnight Financing Rate (“SOFR”) + 3% from the date of the agreement to (but excluding) the date falling six months after the date of the agreement. The pro forma adjustment includes an amount of additional debt of $1.298 billion that was drawn under the two facilities and $17.8 million was funded from available cash. Debt issuance costs associated to this facility amounting to $16.4 million have been recorded to cash and cash equivalents and current bank loans.

For pro forma purposes, a refinancing facility is included for the next six months, bearing an interest rate of SOFR + 2.75%, as well as a facility bearing an interest rate of 3%. Both facilities are assumed to have a five-year tenor.

The pro forma combined statement of profit or loss includes:

•	$16.4 million of debt issuance costs related to the bridge facilities,

•	$1.64 million as amortization of debt issuance costs associated with the refinancing facility and

•	$81.6 million of interest expenses related to both facilities.

5. Other  transaction accounting adjustments

Total estimated transaction and related costs in relation to the Merger amount to $18.7 million.

(i)
CMB.TECH estimates a total of $15.7 million in transaction costs for it to complete the Merger. The actual transaction costs incurred could differ materially from this estimate. These costs mainly consist of advisory and other professional fees and have been recorded to accrued expenses and retained earnings.

(ii)
Golden Ocean estimates a total of $3 million in transaction costs for it to complete the Merger. The actual transaction costs incurred could differ materially from this estimate. These costs mainly consist of advisory and other professional fees and have been recorded to accrued expenses and retained earnings.